CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                October 4, 2012


VIA EDGAR CORRESPONDENCE FILING

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549


         Re:     First Trust MLP Growth and Income Fund (the "Fund")
                          File Nos. 811-22738, 333-183396
                ----------------------------------------------------


Dear Ms. Rossotto:

      We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of September 14, 2012. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

COVER PAGE

       1. IN THE INVESTMENT STRATEGY, IN THE 4TH LINE, THERE IS A REFERENCE TO "RELATED PUBLIC ENTITIES IN THE ENERGY SECTOR." PLEASE CLARIFY WHAT THESE ARE.

      Response: Pursuant to your request, we have revised the "Investment Strategy" section on the Cover Page of the Prospectus and other applicable sections of the Registration Statement to read as follows:

            "Investment Strategy. The Fund will seek to provide its common shareholders with a vehicle to invest in a portfolio of cash-generating securities, with a focus on investing in publicly traded master limited partnerships ('MLPs') and MLP-related entities in the energy and utilities sectors. Under normal market conditions, the Fund will invest at least 85% of its Managed Assets (as defined below) in equity and debt securities of MLPs, MLP-related entities and other energy sector and utilities sector companies that the Fund's Sub-Advisor (as defined below) believes offer opportunities for growth and income. Under normal market conditions, the Fund will invest at least 65% of its Managed Assets in equity securities of such MLPs and MLP-related entities in the energy and utilities sectors. The Fund considers investments in "MLP-related entities" to include investments that offer economic exposure to publicly traded and private MLPs, securities of entities holding primarily general partner or managing member interests in MLPs and securities that are derivatives of interests in MLPs. To generate additional income, the Fund currently expects to write (or sell) covered call options on up to 35% of its Managed Assets. See 'The Fund's Investments.'"

      As set forth in the revised "Investment Strategy" section, we have changed the references in the Registration Statement from "related public entities in the energy sector" to "MLP-related entities in the energy and utilities sectors" and have defined the term "MLP-related entities."

      In addition, in the "Investment Objective and Policies" section of the Prospectus Summary and "The Fund's Investments" section of the Prospectus, we have included the following description of the energy and utilities sectors:

            "The Fund considers investments in the energy sector to include companies that derive more than 50% of their revenues or operating income from transporting, processing, storing, distributing, marketing, exploring, developing, managing or producing natural gas, natural gas liquids ("NGLs") (including propane), crude oil, refined petroleum products, coal or electricity, or from supplying energy-related products and services, or any such other companies within the energy sector as classified under the Global Industry Classification Standards developed by MSCI, Inc. and Standard & Poor's ("GICS"). The Fund considers investments in the utilities sector to include companies that derive more than 50% of their revenues or operating income from providing products, services or equipment for the generation, transmission, distribution or sale of electricity, gas or water and such other companies within the utilities sector as classified under GICS. "

       2. ALSO IN THE INVESTMENT STRATEGY SECTION, IT STATES THAT:

            UNDER NORMAL MARKET CONDITIONS, THE FUND WILL INVEST AT LEAST 85% OF ITS MANAGED ASSETS (AS DEFINED BELOW) IN SECURITIES OF ENERGY COMPANIES AND ENERGY SECTOR MLPS AND ENERGY SECTOR MLP-RELATED ENTITIES AND WILL INVEST AT LEAST 65% OF ITS MANAGED ASSETS IN EQUITY SECURITIES OF SUCH MLPS AND MLP-RELATED ENTITIES.

      CONSISTENT WITH THE REQUIREMENTS UNDER RULE 35D-1 OF THE INVESTMENT COMPANY ACT OF 1940 (THE "1940 ACT"), PLEASE:

      (i) CLARIFY WHAT TYPES OF "SECURITIES" ARE INCLUDED WITHIN THE 85% BASKET OF THE FUND'S MANAGED ASSETS (E.G., IT STATES THAT 65% OF THE FUND'S MANAGED ASSETS WILL BE INVESTED IN "EQUITY SECURITIES").

      Response: Pursuant to your request, we have revised the applicable sections of the Registration Statement relating to the Fund's 85% policy to clarify that, under normal market conditions, the Fund will invest at least 85% of its Managed Assets in "equity and debt" securities of MLPs, MLP-related entities and other energy sector and utilities sector companies that the Fund's Sub-Advisor believes offer opportunities for growth and income.

      (ii) EXPLAIN TO US HOW SUBORDINATED UNITS IN MLPS ARE TREATED FOR PURPOSES OF THE 65% TEST.

      Response: Subordinated units in MLPs are treated as equity securities of MLPs. Please refer to the first bullet point in the "Investment Objective and Policies" section in the Prospectus Summary which, in reference to the 65% policy, indicates the following:

            "Equity securities currently consist of common units and subordinated units of MLPs, I-Shares of MLP-related entities and common stock of MLP-related entities, such as general partners or other affiliates of the MLPs, and convertible securities that are in the money and immediately convertible into equity securities."

     (iii) CLARIFY, WHERE APPROPRIATE, THAT WITH RESPECT TO CONVERTIBLE SECURITIES, ONLY THOSE SECURITIES THAT ARE IN THE MONEY AND IMMEDIATELY CONVERTIBLE INTO EQUITY SECURITIES ARE TREATED AS "EQUITY SECURITIES."

      Response: Pursuant to your request and as set forth in our response to Comment 2(ii), we have clarified in the applicable sections of the Registration Statement that only those convertible securities that are in the money and immediately convertible into equity securities will be treated as "equity securities."

      (iv) EXPLAIN SEPARATELY HOW THE 85% OF "MANAGED ASSETS" IN "ENERGY COMPANIES AND ENERGY SECTOR MLPS AND ENERGY SECTOR MLP-RELATED ENTITIES" COMPORTS WITH THE REQUIREMENT TO INVEST AT LEAST 80% OF NET ASSETS PLUS BORROWINGS FOR INVESTMENT PURPOSES IN MLPS AND INCOME PRODUCING SECURITIES. IN DOING SO, PLEASE CLARIFY HOW THE FUND DEFINES "ENERGY COMPANY," "ENERGY SECTOR MLPS," AND "ENERGY SECTOR MLP-RELATED ENTITIES."

      Response: As set forth in our response to Comment 1, we have revised the "Investment Strategy" section on the Cover Page of the Prospectus and other applicable sections of the Registration Statement to clarify that 85% of the Fund's Managed Assets will be invested in equity and debt securities of MLPs, MLP-related entities and other energy sector and utilities sector companies that the Fund's Sub-Advisor believes offer opportunities for growth and income (emphasis added).

      Please also refer to our response in Comment 1 in regards to your request to clarify how the Fund defines "energy company", "energy sector MLPs" and "energy sector MLP-related entities." Please note that we have revised the references to "energy company" in the Registration Statement to companies in the "energy sector" and "utilities sector," where appropriate.

      (v) DISCLOSE SPECIFICALLY THAT THE 85% OF MANAGED ASSETS INCLUDES ASSETS OBTAINED THROUGH LEVERAGE (AS IS DONE IN THE FIRST NON-FUNDAMENTAL POLICY LISTED ON PAGE 2 OF THE SAI).

  Response: "Managed Assets" is defined on page 3 of the Prospectus Summary as follows:

            "the average daily gross asset value of the Fund (which includes assets attributable to the Fund's Preferred Shares, if any, and the principal amount of any borrowings), minus the sum of the Fund's accrued and unpaid dividends on any outstanding Preferred Shares and accrued liabilities (other than the principal amount of any borrowings of money incurred or of commercial paper or notes issued by the Fund)."

      The Fund believes that the defined term "Managed Assets" incorporates those assets obtained through leverage.

      (vi) DISCLOSE, IF APPROPRIATE, THAT A SIGNIFICANT PORTION OF THE FUND'S ASSETS WILL BE INVESTED IN ISSUERS IN, OR OTHERWISE RELATED TO, THE CANADIAN ENERGY SECTOR.

      Response: Pursuant to your request, we have added the following sentence to the "Investment Objective and Policies" section of the Prospectus Summary and other applicable sections of the Registration Statement:

            "The Fund currently expects that its investments in Canadian Income Equities will be, under normal market conditions, between 10% to 20% of its Managed Assets."

       3. IN ADDITION, IN THE INVESTMENT STRATEGY SECTION, IN THE DISCUSSION OF THE 65% LIMITATION, IMMEDIATELY FOLLOWING "SUCH" AND PRECEDING "MLPS AND MLP-RELATED ENTITIES," PLEASE INSERT "SECURITIES OF ENERGY COMPANIES."

      Response: The Fund's 65% policy is limited to equity securities of MLPs and MLP-related entities in the energy and utilities sectors. As noted above, the "Investment Strategy" section has been revised to include the following sentence with respect to the Fund's 65% policy:

            "Under normal market conditions, the Fund will invest at least 65% of its Managed Assets in equity securities of such MLPs and MLP-related entities in the energy and utilities sectors."

       4. FINALLY, IN THE INVESTMENT STRATEGY SECTION, PLEASE DISCLOSE THAT THE FUND CURRENTLY EXPECTS TO WRITE COVERED CALL OPTIONS ON UP TO 35% OF ITS MANAGED ASSETS.

      Response: Pursuant to your request, the "Investment Strategy" section on the Cover Page of the Prospectus has been updated to reflect that the Fund currently expects to write (or sell) covered call options on up to 35% of its Managed Assets.

       5. IN DISTRIBUTIONS, IN THE PENULTIMATE LINE, IMMEDIATELY FOLLOWING "[T]HERE IS NO ASSURANCE THE FUND WILL," PLEASE INSERT THE PHRASE "MAKE THIS DISTRIBUTION OR."

      Response: Pursuant to your request, the penultimate line in the "Distributions" section on the Cover Page of the Prospectus has been revised to include the phrase "make this distribution or" immediately following "[t]here is no assurance the Fund will."

PROSPECTUS SUMMARY

       6. ON PAGE 1, IN INVESTMENT PHILOSOPHY AND PROCESS, IT IS UNCLEAR WHICH SECURITIES ARE INCLUDED IN THE DEFINED TERM "CANADIAN INCOME EQUITIES." ARE HIGH-DIVIDEND PAYING MLPS AND MLP-RELATED ENTITIES INCLUDED IN THE TERM? PLEASE REVISE THIS SENTENCE TO CLARIFY.

      Response: High-dividend paying MLPs and MLP-related entities are not included in the defined term "Canadian Income Equities." We have added a cross reference to the definition of "Canadian Income Equities" to the "Investment Objective and Policies" and "The Fund's Investments, Portfolio Composition" sections of the Prospectus. Pursuant to your request, we have revised the sentence cited above to define "Canadian Income Equities" as the successor companies to income trusts which are qualified income trusts designated by the Canada Revenue Agency that derive income and gains from the exploration, development, mining or production, processing, refining, transportation (including pipeline transporting gas, oil or products thereof), or the marketing of any mineral or natural resources.

       7. ON PAGE 2, IN INVESTMENT PHILOSOPHY AND PROCESS, IN THE EIGHTH LINE FROM THE BOTTOM OF THE PARAGRAPH, THERE IS A REFERENCE TO "WASTING ASSETS." PLEASE EXPLAIN WHAT THESE ARE IN PLAIN ENGLISH. ALSO, IN THE FOLLOWING AND LAST SENTENCE OF THIS SECTION, THERE IS REFERENCE TO AN "ASSET CLASS." PLEASE DISCLOSE SPECIFICALLY WHICH ASSET CLASS THIS IS REFERRING TO.

      Response: Pursuant to your request, we have changed "wasting assets" to "resource assets that are finite in nature." Also, pursuant to your request, we have changed the reference to "asset class" in the last sentence of the "Investment Philosophy and Process" section of the Prospectus Summary to "common shares of the Fund."

       8. ON PAGE 2, IN INVESTMENT OBJECTIVE AND POLICIES, WITH RESPECT TO THE DISCUSSION OF THE FUND'S NON-FUNDAMENTAL INVESTMENT RESTRICTIONS, WE HAVE THE FOLLOWING COMMENTS:

      (i) IN THE FIRST BULLET, IT STATES THAT THE FUND WILL INVEST IN UNREGISTERED OR OTHERWISE RESTRICTED SECURITIES. PLEASE EXPLAIN HOW THE FUND DEFINES "RESTRICTED SECURITIES" FOR PURPOSES OF THIS LIMITATION.

      Response: Pursuant to your request, we have included the following definition of "restricted securities" in the first bullet under the "Investment Objective and Policies" section of the Prospectus Summary:

            "The term 'restricted securities' refers to securities that have not been registered under the 1933 Act and continue to be subject to restrictions on resale, securities held by control persons of the issuer and securities that are subject to contractual restrictions on their resale."

      In addition, we have added a cross reference to the "Special Risk Considerations, Restricted Securities" section in the Prospectus Summary.

      (ii) IN THE LAST BULLET, IT STATES THAT THE "FUND MAY INVEST UP TO 30% OF ITS MANAGED ASSETS IN NON-U.S. SECURITIES." PLEASE DISCLOSE HOW THE FUND DEFINES "NON-U.S. SECURITIES."

      Response: Pursuant to your request, we have included the following definition of "Non-U.S. securities" in the last bullet under the "Investment Objective and Policies" section of the Prospectus Summary:

            "Non-U.S. securities are securities issued or guaranteed by companies organized under the laws of countries other than the United States and securities issued or guaranteed by foreign governments, their agencies or instrumentalities and supra-national governmental entities."

      In addition, we have added a cross reference to the "Special Risk Considerations, Non-U.S. Securities Risk" section in the Prospectus Summary.

     (iii) PLEASE ALSO DISCLOSE IN THIS SECTION THAT THESE POLICIES MAY BE CHANGED WITHOUT A SHAREHOLDER VOTE.

      Response: Please refer to the last paragraph of the section which indicates that the non-fundamental investment policies of the Fund may be changed without a shareholder vote.

       9. ON PAGE 3, IN DISTRIBUTIONS, IN THE SECOND SENTENCE OF THE FIRST PARAGRAPH, THERE IS A REFERENCE TO "I-SHARES." PLEASE DESCRIBE WHAT AN I-SHARE IS AS IT IS USED HERE.

  Response: Pursuant to your request, the second sentence of the first paragraph in the "Distributions" section of the Prospectus Summary has been modified to reflect that I-Shares represent an ownership interest issued by an affiliated party of an MLP. In addition, we have added a cross reference to "The Fund's Investments, Portfolio Composition--MLP I-Shares."

      10. ON PAGE 5, THE LAST SENTENCE OF THE SECTION HEDGING AND STRATEGIC TRANSACTIONS REFERS TO "THE FUND'S POLICY TO INVEST 85% OF ITS MANAGED ASSETS IN SECURITIES OF MLPS, MLP-RELATED ENTITIES AND ENERGY COMPANIES." HOWEVER, ON THE COVER PAGE, THE FUND'S POLICY IS STATED AS INVESTING "85% OF ITS MANAGED ASSETS
.... IN SECURITIES OF ENERGY COMPANIES AND ENERGY SECTOR MLPS AND ENERGY SECTOR
MLP-RELATED ENTITIES." PLEASE REVISE THE DISCLOSURE REGARDING THE 85% POLICY SO IT IS CONSISTENT THROUGHOUT THE REGISTRATION STATEMENT.

      Response: Pursuant to your request and as discussed in response to Comment 1, the sentence cited above in the section "Hedging and Strategic Transactions" in the Prospectus Summary and other applicable sections of the Registration Statement relating to the Fund's 85% policy have been revised to reflect that the Fund will invest, under normal market conditions, at least 85% of its Managed Assets in equity and debt securities of MLPs, MLP-related entities and other energy sector and utilities sector companies. In addition, please refer to the first sentence in the second paragraph of the "Investment Objective and Policies" section of the Prospectus Summary which indicates that "[a]s used in this prospectus, unless the context requires otherwise, MLPs are those MLPs in the energy sector."

      11. ON PAGE 7, IN LEVERAGE PROGRAM, IN THE FIRST SENTENCE, IT STATES THAT "THE FUND CURRENTLY INTENDS TO USE LEVERAGE THROUGH BORROWINGS AND/OR THROUGH THE ISSUANCE OF COMMERCIAL PAPER, NOTES OR PREFERRED SHARES IN AN AGGREGATE AMOUNT OF APPROXIMATELY 25% TO 30% OF THE FUND'S MANAGED ASSETS." THERE IS NO MENTION OF THE ISSUANCE OF COMMERCIAL PAPER IN OTHER SECTIONS OF THE PROSPECTUS. PLEASE ADD DISCLOSURE DESCRIBING THE ISSUANCE OF COMMERCIAL PAPER ELSEWHERE, AS APPROPRIATE, IN THE PROSPECTUS.

      Response: Pursuant to your request, we have added to the applicable sections of the Prospectus disclosure similar to that in the "Leverage Program" section of the Prospectus Summary describing the issuance of commercial paper.

      12. ON PAGE 11, IN SPECIAL RISK CONSIDERATIONS, SUPPLY AND DEMAND RISK, PLEASE DEFINE THE TERM "NGLS" AS THIS IS THE FIRST TIME IN THE REGISTRATION STATEMENT THAT THIS TERM APPEARS.

      Response: Pursuant to your request, NGLs has been defined as "natural gas liquids" in the first occurrence of the term in the Registration Statement on page 2 of the Prospectus Summary.

      13. ON PAGE 15, IN NON-US. SECURITIES RISK, IN THE THIRD LINE FROM THE BOTTOM, PLEASE REPLACE "OUR" WITH "THE FUND'S."

      Response: Pursuant to your request, "our" has been replaced with "the Fund's" in the "Non-U.S. Securities Risk" sections of the Prospectus.

      14. BEGINNING AT THE BOTTOM OF PAGE 16, AND CONTINUING ON TO PAGE 17, IN LEVERAGE RISK, PLEASE DELETE THE PHRASE "[A]LTHOUGH THE USE OF LEVERAGE BY THE FUND MAY CREATE AN OPPORTUNITY FOR INCREASED RETURN FOR THE COMMON SHARES," AS THIS IS NOT A RISK.

      Response: Pursuant to your request, we have deleted the phrase "[a]lthough the use of leverage by the Fund may create an opportunity for increased return for the Common Shares," from the "Leverage Risk" sections of the Prospectus.

      15. ON PAGE 16, THE SECTION SPECIAL RISK CONSIDERATIONS INCLUDES A DISCUSSION OF THE RISKS ASSOCIATED WITH MLP I-SHARES AND PIPE TRANSACTIONS. IF THESE ARE PRINCIPAL INVESTMENTS OF THE FUND, PLEASE DISCLOSE SO IN THE SUMMARY SECTION OF THE PROSPECTUS. IF THEY ARE NOT PRINCIPAL INVESTMENTS, PLEASE DISCUSS THESE RISKS IN THE SAI RATHER THAN IN THIS SECTION.

      Response: Pursuant to your request, we have removed the discussion of the risks associated with MLP I-shares and PIPE transactions from the Prospectus and, instead, have included this discussion in the SAI, as the Fund does not anticipate that MLP I-shares and PIPE transactions will be principal investments of the Fund.

      16. ALSO ON PAGE 16, IN SPECIAL RISK CONSIDERATIONS, LEVERAGE RISK, IT STATES THAT "[P]URSUANT TO THE PROVISIONS OF THE 1940 ACT, THE FUND MAY BORROW AN AMOUNT UP TO 33-1/3% OF ITS MANAGED ASSETS." PLEASE EXPLAIN TO US HOW THE USE OF "MANAGED ASSETS" WITHIN THIS SENTENCE IS CONSISTENT WITH THE REQUIREMENTS UNDER SECTION 18(A) OF THE 1940 ACT.

      Response: The Fund believes that its restrictions on borrowings in terms of "Managed Assets" conforms with the asset coverage requirements of Section 18 of the 1940 Act. The Fund's use of "daily gross asset value" in the definition of "Managed Assets" directly relates to the "total asset" coverage requirements referred to in Section 18(h) of the 1940 Act. In addition, the Fund excludes from the definition of "Managed Assets" "accrued liabilities (other than the principal amount of any borrowings)", corresponding to the "liability and indebtedness not represented by senior securities" referred to in such section.

      17. ON PAGE 17, ALSO IN LEVERAGE RISK, THE LAST SENTENCE OF THIS SECTION STATES THAT "[T]HE FUND MAY CONTINUE TO USE LEVERAGE IF THE BENEFITS TO THE FUND'S SHAREHOLDERS OF MAINTAINING THE LEVERAGED POSITION ARE BELIEVED TO OUTWEIGH ANY CURRENT REDUCED RETURN." "[A]RE BELIEVED" BY WHOM? PLEASE CLARIFY.

      Response: Pursuant to your request, we have revised the last sentence in the "Leverage Risk" sections of the Prospectus as follows:

            "The Fund may continue to use leverage if the benefits to the Fund's shareholders of maintaining the leveraged position are believed by the Fund's Board of Trustees to outweigh any current reduced return."

      18. ON PAGE 20, IN SPECIAL RISK CONSIDERATIONS, NON-DIVERSIFICATION, IT STATES THAT "[A]CCORDINGLY, THERE ARE NO REGULATORY REQUIREMENTS UNDER THE 1940 ACT OR THE CODE ON THE MINIMUM NUMBER OR SIZE OF SECURITIES HELD BY THE FUND." HOWEVER, THERE ARE SIZE RESTRICTIONS UNDER THE 1940 ACT THAT THE FUND IS STILL SUBJECT TO (E.G., SECTION 12(D) RESTRICTIONS). PLEASE REVISE THIS DISCLOSURE TO REFLECT THIS FACT (E.G., THIS DISCLOSURE MAY REPRESENT THAT THE FUND IS NOT SUBJECT TO ANY DIVERSIFICATION-SPECIFIC REGULATORY REQUIREMENTS, BUT OTHER SIZE REQUIREMENTS STILL APPLY).

      Response: Pursuant to your request, we have revised the "Non-Diversification" sections of the Prospectus to add the following sentence:

            "Accordingly, while Section 12(d)(3) of the 1940 Act prohibits the Fund from making certain investments, there are no diversification-specific regulatory requirements under the 1940 Act or the Code on the minimum number or size of securities held by the Fund."


SUMMARY OF FUND EXPENSES

      19. ON PAGE 22, IN THE SUMMARY OF FUND EXPENSES TABLE, THE LAST LINE TOTAL ANNUAL EXPENSES SHOULD BE ALIGNED WITH THE REST OF THE TABLE. PLEASE REMOVE THE INDENT.

      Response: Pursuant to your request, the last line of "Total annual expenses" has been aligned with the remainder of the "Summary of Fund Expenses" table.

THE FUND'S INVESTMENTS

      20. ON PAGE 23, IN INVESTMENT OBJECTIVE AND POLICIES, IN THE SECOND LINE OF THE SECOND PARAGRAPH, PLEASE REPLACE THE PHRASE "COMMON SHAREHOLDER APPROVAL" WITH "THE APPROVAL OF THE HOLDERS OF A 'MAJORITY OF THE OUTSTANDING' COMMON SHARES" AND REVISE THE REMAINDER OF THE PARAGRAPH AS NECESSARY.

      Response: Pursuant to your request, the phrase "Common Shareholder approval" in the second line of the second paragraph in the "Investment Objective and Policies" section of "The Fund's Investments" has been replaced and the remainder of the paragraph as been revised to similarly amend any reference to "Common Shareholders." As revised, the paragraph reads as follows:

            "The Fund's investment objective and investment restrictions listed in the SAI are considered fundamental and may not be changed without the approval of the holders of a 'majority of the outstanding voting securities' of the Fund, which includes Common Shares and Preferred Shares, if any, voting together as a single class, and the holders of the outstanding Preferred Shares, if any, voting as a single class. The remainder of the Fund's investment policies, including its investment strategy, are considered non-fundamental and may be changed by the Board of Trustees without the approval of the holders of a 'majority of the outstanding voting securities,' provided that the holders of the voting securities of the Fund receive at least 60 days prior written notice of any change. When used with respect to particular shares of the Fund, a 'majority of the outstanding voting securities' means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less."

      21. ON PAGE 24, IN INVESTMENT PHILOSOPHY AND PROCESS, CAPITAL DISCIPLINE, IN THE SECOND SENTENCE OF THE SECOND PARAGRAPH, PLEASE REPLACE THE PHRASE "HAVE PUNISHED THE SHARE PRICES OF MLPS" WITH "HAVE SOLD SHARES," OR OTHER LANGUAGE AS APPROPRIATE, TO STATE THIS POINT CLEARLY AND IN PLAIN ENGLISH.

      Response: Pursuant to your request, the second sentence of the second paragraph in the "Investment Philosophy and Process, Capital Discipline" section of "The Fund's Investments" has been revised as follows:

            "Retail investors that make up the bulk of the shareholder base of these securities have sold their shares when dividends or distributions have been cut or eliminated."

      22. ON PAGE 26, IN PORTFOLIO COMPOSITION, MLP COMMON UNITS, PLEASE DEFINE THE TERM "MQD," AS THIS IS THE FIRST TIME THIS TERM APPEARS IN THE REGISTRATION STATEMENT.

      Response: Pursuant to your request, the "Portfolio Composition, MLP Common Units" section of "The Fund's Investments" has been revised to define MQD as "minimum quarterly distribution."

LEVERAGE PROGRAM

      23. IN THE THIRD FULL PARAGRAPH ON PAGE 29, IN LEVERAGE PROGRAM, IN THE FIRST SENTENCE, PLEASE REPLACE "FUND'S MANAGED ASSETS" WITH "TOTAL ASSETS" THE FIRST TIME IT IS USED IN THIS SENTENCE IN ORDER TO CORRECTLY STATE THE REQUIREMENT UNDER THE 1940 ACT.

      Response: Pursuant to your request, we have replaced "Fund's Managed Assets" with "total assets" in the first sentence of the paragraph in "Leverage Program" cited above.

      24. IN THE SAME PARAGRAPH ON PAGE 29, IN THE THIRD SENTENCE FROM THE PARAGRAPH'S END, IT STATES THAT "[P]ROHIBITIONS ON DIVIDENDS AND OTHER DISTRIBUTIONS ON THE COMMON SHARES COULD IMPAIR THE FUND'S ABILITY TO QUALIFY AS A REGULATED INVESTMENT COMPANY UNDER THE CODE." HOWEVER, IT IS STATED EARLIER THAT THE FUND DOESN'T QUALIFY AS A REGULATED INVESTMENT COMPANY UNDER THE CODE. PLEASE REVISE THIS SENTENCE ACCORDINGLY.

      Response: Pursuant to your request, we have deleted the following sentence from the paragraph in "Leverage Program" cited above, as the Fund is electing to be treated as a "corporation" and not a "regulated investment company" under the Code.

            "Prohibitions on dividends and other distributions on the Common Shares could impair the Fund's ability to qualify as a regulated investment company under the Code."


MANAGEMENT OF THE FUND

      25. ON PAGE 43, IN INVESTMENT MANAGEMENT AGREEMENT, PLEASE INCLUDE, AS REQUIRED IN ITEM 9.B.4 OF FORM N-2, A STATEMENT ADJACENT TO THE DISCLOSURE CONCERNING THE ADVISOR'S COMPENSATION, NOTING THAT A DISCUSSION REGARDING THE BASIS FOR THE BOARD OF DIRECTORS APPROVING THE INVESTMENT MANAGEMENT AGREEMENT WILL BE AVAILABLE IN THE FUND'S ANNUAL OR SEMI-ANNUAL REPORT TO SHAREHOLDERS, AS APPLICABLE, AND PROVIDING THE PERIOD COVERED BY THE RELEVANT ANNUAL OR SEMI-ANNUAL REPORT.

      Response: Pursuant to your request, a statement has been added to the Prospectus under "Investment Management Agreement" as follows:

            "A discussion regarding the basis for approval by the Board of Trustees of the Fund's Investment Management Agreement with the Advisor and the Fund's Sub-Advisory Agreement with the Sub-Advisor will be available in the Fund's Semi-Annual Report to Shareholders for the six months ended April 30, 2013."

                      STATEMENT OF ADDITIONAL INFORMATION

      26. ON PAGE 1, IN INVESTMENT OBJECTIVE, IT STATES THAT "THE FUND BELIEVES THAT A PORTION OF ITS INCOME MAY BE TAX DEFERRED, THEREBY INCREASING CASH AVAILABLE FOR DISTRIBUTION BY THE FUND TO ITS SHAREHOLDERS." PLEASE REPLACE "ITS INCOME" WITH "THE DISTRIBUTIONS IT RECEIVES" OR EXPLAIN TO US HOW "INCOME" CAN BE TAX DEFERRED. PLEASE DISCLOSE THAT WHILE CURRENT DISTRIBUTIONS BY THE FUND THAT REPRESENT A RETURN OF CAPITAL MAY NOT BE TAXABLE, FUTURE DISTRIBUTIONS MAY BE TAXED TO A GREATER EXTENT SINCE A RETURN ON CAPITAL REDUCES A SHAREHOLDER'S BASIS.

      Response: Pursuant to your request, we have replaced "its income" with "the distributions it receives" in the sentence cited above in the "Investment Objective" section of the Statement of Additional Information. In addition, we have added the following paragraph to this section of the Statement of Additional Information:

            "The types of MLPs in which the Fund intends to invest historically have made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. If cash distributions from an MLP exceed the taxable income reported in a particular tax year, a portion of the excess cash distribution would not be treated as income to the Fund in that tax year but would rather be treated as a return of capital for federal income tax purposes to the extent of the Fund's basis in its MLP units. The Fund's tax basis in its MLP units is the amount paid for the units, increased by the Fund's allocable share of net income and gains and the MLP's debt, if any, and capital contributions to the MLP, and decreased for any distributions received by the Fund, by the Fund's allocable share of net losses and by reductions in the Fund's allocable share of the MLP's debt, if any. Thus, although cash distributions in excess of taxable income and net tax losses may create a temporary economic benefit to the Fund, they will increase the amount of gain (or decrease the amount of loss) on the sale of an interest in an MLP. The Fund expects to distribute cash in excess of its earnings and profits to Common Shareholders, which may be treated as a return of capital to the extent of the Common Shareholders' basis in the Common Shares."

      27. ON PAGE 3, IN INVESTMENT RESTRICTIONS, FUNDAMENTAL INVESTMENT POLICIES, RESTRICTION (2) STATES THAT THE FUND MAY NOT "[B]ORROW MONEY, EXCEPT AS PERMITTED BY THE 1940 ACT." IMMEDIATELY FOLLOWING THE LIST OF FUNDAMENTAL INVESTMENT POLICIES, PLEASE STATE WHAT IS PERMITTED UNDER THE 1940 ACT WITH RESPECT TO BORROWING.

      Response: Pursuant to your request, we have inserted the following sentence immediately following the list of fundamental investment policies in the SAI:

            "The Fund may incur borrowings and/or issue series of notes or other senior securities in an amount up to 33-1/3% (or such other percentage to the extent permitted by the Investment Company Act of 1940, as amended (the "1940 Act")) of its total assets (including the amount borrowed) less all liabilities other than borrowings."

      28. DISCLOSURE ON PAGE 15, IN THE FUND'S INVESTMENTS, MARGIN BORROWING, STATES THAT "THE FUND MAY IN THE FUTURE USE MARGIN BORROWING OF UP TO 33-1/3% OF TOTAL MANAGED ASSETS FOR INVESTMENT PURPOSES WHEN THE SUB-ADVISOR BELIEVES IT WILL ENHANCE RETURNS." PLEASE EXPLAIN TO US HOW "TOTAL MANAGED ASSETS FOR INVESTMENT PURPOSES" DIFFERS FROM THE DEFINED TERM "MANAGED ASSETS."

      Response: We have deleted the word "total" from "total Managed Assets" in the sentence cited above.

      29. DISCLOSURE ON PAGE 26, IN OTHER INVESTMENT POLICIES AND TECHNIQUES, HEDGING STRATEGIES, GENERAL LIMITATIONS ON FUTURES AND OPTIONS TRANSACTIONS IN THE DISCUSSION OF THE NEW CFTC RULES ON THE EXCLUSIONS FROM THE DEFINITION OF A CPC, STATES THAT "[U]PON THE EFFECTIVE COMPLIANCE DATE OF THE AMENDED RULES, THE ADVISOR INTENDS TO EITHER CLAIM AN EXCLUSION FROM THE DEFINITION OF A CPO WITH RESPECT TO THE FUND UNDER THE AMENDED RULES OR, IF REQUIRED, REGISTER AS A CPO WITH THE CFTC." HOWEVER, OTHER DISCLOSURE IN THE PROSPECTUS, ON PAGE 18 AND IN OTHER PLACES, IN REGARD TO THE NEW CFTC RULE AMENDMENTS INDICATES THAT "THE STATUS OF THESE RULES IS UNCLEAR BECAUSE OF LITIGATION AGAINST THE CFTC CHALLENGING THE RULES. IN THE EVENT THAT THE FUND'S INVESTMENTS IN DERIVATIVE INSTRUMENTS REGULATED UNDER THE CEA, INCLUDING FUTURES, SWAPS AND OPTIONS, EXCEEDS A CERTAIN THRESHOLD, THE ADVISOR MAY BE REQUIRED TO REGISTER AS A 'COMMODITY POOL OPERATOR' AND/OR 'COMMODITY TRADING ADVISOR' WITH THE CFTC." PLEASE RECONCILE THESE INCONSISTENCIES AND EXPLAIN TO US WHY THE ADVISER WOULD NOT HAVE TO REGISTER AS A CPO GIVEN THESE RULES AND THE FUND'S ANTICIPATED USE OF DERIVATIVES.

      Response: Pursuant to your request, we have reconciled the inconsistencies by indicating in the Prospectus and the Statement of Additional Information that the Fund currently intends to limit its investments in derivative instruments so as not to require the Advisor to register as a commodity pool operator under the amended CFTC rules.

      30. DISCLOSURE ON PAGE 34, IN OTHER INVESTMENT POLICIES AND TECHNIQUES, PORTFOLIO TRADING AND TURNOVER RATE, STATES THAT "[T]HERE ARE NO LIMITS ON THE RATE OF PORTFOLIO TURNOVER." PLEASE DISCLOSE HERE, AS YOU DO IN THE PROSPECTUS, THAT THE FUND DOES NOT EXPECT PORTFOLIO TURNOVER AT A RATE GREATER THAN 20%.

      Response: Pursuant to your request, we have inserted the following sentence in the "Other Investment Policies and Techniques, Portfolio Trading and Turnover Rate" section of the SAI:

            "Although the Fund cannot accurately predict its annual portfolio turnover rate, it is not expected to exceed 20% under normal circumstances, but may be higher or lower in certain periods."

      31. IN THE LAST PARAGRAPH ON PAGE 49, IN SUB-ADVISOR, PLEASE DISCLOSE THAT ANOTHER REASON THE FUND MAY NOT BE ABLE TO TAKE ADVANTAGE OF AN INVESTMENT OPPORTUNITY IS DUE TO THE PROHIBITION ON CERTAIN JOINT TRANSACTIONS UNDER
SECTION 17(D) OF THE 1940 ACT.

      Response: Pursuant to your request, we have revised the paragraph in the "Sub-Advisor" section cited to above to include the following sentence:

            "In addition, Section 17(d) of the 1940 Act may limit or prevent the Fund from participating in certain joint transactions with affiliated persons."

                                 * * * * * * * *

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                              Very truly yours,

                                              CHAPMAN AND CUTLER LLP


                                              By  /s/ Walter Draney
                                                 ------------------------------
                                                      Walter Draney


Enclosures